Offering Statement for
Power Hero Corp.
("Power Hero," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Power Hero Corp.

   2105 Foothill Blvd
   Suite B360
   La Verne, CA 91750

Eligibility

2. **The following are true for Power Hero Corp.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Robert Kent

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2017	02/01/2018	Power Hero Corp.	Director and Vice-Chairman
02/01/2018	Present	Power Hero Corp.	CMO, Vice Chairman & Co-founder
07/01/2017	Present	Synova Life Sciences	COO and Co-Founder
03/01/2013	Present	First Wave Partner	Partner

Rob joined Power Hero in November 2017 as a Director and Vice-Chairman, and was appointed CMO in February 2018. He is an IoT innovator in the medical device sector where he served as CEO for O2 Concepts (2014 -2017) a manufacturer of networked portable home oxygen devices. Partnering with Verizon, they were the first to offer remote monitoring and device tracking – generating 5X growth while deploying over 20,000 units. He has experience building and managing rapid growth businesses in highly regulated environments. He is particularly adept at leveraging partnerships with developers and manufacturers and has launched over 15 medical devices to market, while strategically positioning technology for unique competitive advantages. Recently, in November 2022 Rob was appointed as COO of Power Hero. Rob holds a BS in Economics from the US Naval Academy and an MBA from UC Irvine.

Name
Esmond Goei

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/06/2017	Present	Power Hero Corp.	Chairman, Founder and CTO

Esmond Goei is a serial entrepreneur with many successful startups and turnarounds spanning over 30 years. He started Power Hero in 2017 after selling a modular solar-powered battery systems company, which he founded in 2009, and was CEO until 2016. Esmond has participated in several other emerging companies with successful gains upon their IPO or sale such as a multi-media processing company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, and an electronics toy company (IPO 1995). Esmond Goei is an electrical engineer with a bachelor's degree in Applied Science (Electrical Engineering) from Queen's University and an MBA from Western University. He also has 18 issued patents to his credit. LinkedIn: https://www.linkedin.com/in/esmondgoei-powerhero

Name
Armando Castro

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/06/2017	Present	Power Hero Corp.	Director and Legal Advisor
05/01/2014	12/11/2024	Pillsbury Winthrop Shaw Pittman LLP	Partner
12/12/2025	Present	Lowenstein Sandler LLP	Partner

Armando is a Partner with Lowenstein Sandler LLP, and has been a Silicon Valley-based corporate lawyer serving emerging companies and investment funds for close to 30 years. His industry background spans across a broad technology spectrum including financial and wireless technologies, and renewable energy. He advises all stages of companies on matters of corporate governance, financings, and mergers and acquisitions. In addition to his work at some of the nation's largest law firms, Armando has significant in-house experience and was the former general counsel and executive board member of Cyras Systems, where he negotiated its $2.7 billion merger with Ciena in 2001. LinkedIn: https://www.linkedin.com/in/armando-castro-49783110

Name
Howard Kim

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2001	Present	JYC Holdings Pte Ltd	Chairman & CEO
05/01/2022	Present	Power Hero Corp.	Director and Corporate Advisor

Shor Bio: Mr. Kim is a Singapore resident and joined the Board in May 2022. He is a veteran in the communications industry with more than 30+ years' experience. His tenure includes executive management stints at Sycamore Networks as its Managing Director of Asia-Pacific Operation, as the Vice President and General Manager of Asia-Pacific Operations for Hypercom Network Systems, and as Regional Director of Sales of Asia-Pacific Operations for Cascade Communications (since acquired by Lucent Technologies). He has also served in various sales, marketing, and technical positions with some of the leading communications and networking companies, including, StrataCom (Cisco Systems), Ungermann-Bass (UB Networks), Compression Labs, California Microwave, and GTE Corporation (Sprint Communications). As the current Chairman and CEO of JYC Holding Pte Ltd, he has provided consulting services with companies that include Aruba Networks, Coloubris (HP), and AireSpace (Cisco Systems). Mr. Kim is also a Limited Partner with Storm Ventures, Telesoft Partners and Granite Global Ventures (GGVC). He has been an advisor to Hitachi Japan on global M&A and investments for 10 years. Mr. Kim holds a BS in Electrical Engineering from Texas A&M University, and an MBA from the University of Phoenix. LinkedIn: https://www.linkedin.com/in/howard-h-kim-a9b37a1

Name
Troy Helming

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	04/10/2020	Petra	Co-Founder and CTO
01/01/2007	12/31/2019	Pristine Sun Corp	CEO and Founder
01/01/2018	Present	Traverse Fitness Inc.	Chairman and Co-Founder
09/26/2017	Present	Solarenewal LLC	Founder and Board Chairman
09/23/2016	Present	Earthgrid PBC	Founder and CEO
05/19/2023	Present	Power Hero	Board of Directors and Strategic Advisor
01/01/1997	Present	Green Reach Inc.	Chairman and Founder

Unicorn founder (Tradewind Energy) seasoned founder with 4 exits, author of the book the Clean Power Revolution + 100s of articles, podcasts, TV interviews (thought leader) keynote speaker & public speaker/panelist at 100s of solar, wind & infrastructure conferences (thought leader, public figure), has more than 100,000 followers on social media (@SolarNinjaTroy) Involved in solar since 1980 (42+ years), as a kid doing chores on the solar heating system in childhood home, as a career since 1990s. Member of Mensa, M.S. Business Administration from the University of Kansas.
LinkedIn:https://www.linkedin.com/in/troyhelming/

Name
Curtis Pringle

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/06/2023	Present	Power Hero	Board of Directors
01/04/1999	Present	Curt Pringle & Assoc	President

Curt Pringle, a land use, public relations, and government affairs consultant, with over 30 years of experience, has a passion for navigating the political process on a state and local level. With extensive depth and breadth of policy knowledge, Mr. Pringle provides strategic advice to a variety of both public and private sector clients. With eyes to see the big picture, Mr. Pringle is a trusted third party who is sought after for sound counsel and action. Curt Pringle served two terms as the directly-elected Mayor of Anaheim from 2002 until 2010. Having served in the California State Assembly from 1988-1990 and again from 1992-98, the independent California Journal rated Assemblyman Pringle as the "Best Problem Solver" and as the "Most Influential Leader" of the California State Assembly. In January 1996, Assemblyman Pringle was elected Speaker of the California State Assembly where he presided until November 1996.Mr. Pringle joined the Orange County Transportation Authority Board of Directors in January 2005, serving through December 2010. Mr. Pringle served four and a half years on the California High-Speed Rail Authority, including two years as Chairman. Curt Pringle served in the inaugural class of the UCI, Department of Planning, Policy & Design Distinguished Fellows Program. Additionally, he served as a Senior Fellow for the UCLA School of Public Affairs. He is a graduate of California State University, Long Beach (CSULB) with a bachelor's degree in Business Administration and a Master's degree in Public Administration. As alumni, Mayor Pringle was highlighted in CSULB's first Notable Alumni Brochure. A 50 plus -year resident of the central Orange County area, Pringle and his wife, Alexis, have two adult children and four grandchildren. LinkedInhttps://www.linkedin.com/in/curt-pringle-47889110/

Name
Bradley Gastwirth

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2021	Present	Unearthing Opportunities	Chief Investment Officer
04/01/2024	Present	Strong Interactive	Chief Strategy Officer
09/01/2024	Present	Power Hero Corp	Board Advisor
06/01/2019	10/01/2021	Wedbush Securities	Chief Technology Strategist s

Accomplished financial industry executive ranked #12 recently by Crunchbase reflecting not only his expertise and deep industry knowledge but also his ability to scale early-stage companies and guide them through the fast-evolving technology landscape. In addition, Brad's experience as Chief Technology Strategist at Wedbush Securities, and his history of founding and growing successful companies like ABR Investment Strategy position him as someone who can assist Power Hero with actionable insights in strategic planning, capital raising, and leveraging its patented technologies. Brad is also a resident of Florida which is a key strategic market for us. LinkedIn:https://www.linkedin.com/in/bgastwirth

Name
Craig Nelson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/12/2017	08/07/2022	FirstWave Software	CEO/CRO/Adviser
10/01/2024	Present	Power Hero Corp.	CEO
09/03/2022	01/03/2024	Alluxio Corp.	SVP Global Sales
03/08/2024	Present	Advisory services	CEO/CRO

Craig Nelson is a results-driven executive with extensive experience in technology and global market expansion. Having held past roles as a CEO, CRO, and SVP the focus is always on go-to-market and up-leveling the companies strategy and vision. He has led 4 startups to successful exits, achieving returns of between 8 to 17 times revenue. Under his leadership he and his teams have contracted more than $2.3 billion in sales of hardware, software and professional services. He excels in managing diverse teams across global borders, leveraging his broad experience across Europe, Asia, Australia, and Africa to drive business success. LinkedIn:https://www.linkedin/in/craigcnelson

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Esmond Goei

Securities:	8,250,057
Class:	Common Stock
Voting Power:	34.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company was first incorporated as iJuze Corp. on January 6, 2017 and subsequently changed its name to Power Hero Corp. on January 31, 2018 to better reflect its business. Power Hero is dedicated to increasing electric vehicle ("EV") adoption for the sake of reversing adverse global climate change. Particularly, we believe that urban dwellers in multi-unit residential (apartment) buildings (MURBs) are reluctant to adopt EVs because of the lack of EV charging in their building premise, meaning that MURBs lack "home" EV charging. Unlike landed residential homes with driveways and private garages, apartment residents don't have the luxury of getting a dedicated socket to plug in their EV overnight while they sleep, as most people do with their cell phones. Without home charging, apartment EV drivers have to hunt for available public charging stations which are typically in shopping malls and high traffic public spaces, away from their residential neighborhoods. It's a story of hit and miss, and wait, wait, wait. In America alone over 30% of the population or 100M of the population live in MURBs. Without the participation of this large segment of the population, America will not meet its goals for 100% EV adoption. Also, more than 70% of America's MURBs are more than 20 years old, so they lack the electrical infrastructure to support fast Level 2 charging, let alone a 110V socket for each parking space. Such old buildings are likely not even built to receive enough power from their electricity company to support 110V power points in their garage for all their EV residents. That's where Power Hero shines. Our PowerPacs can be plugged into any 110V socket to store power when most of the residents are away at work, when power is plentiful. Then when the EV resident returns from work they can recharge their EV from our PowerPacs without causing a spike in electricity consumption. Our transportable PowerPac-Stack product is equipped with wheels so that EV residents can charge it in their apartment's 110V circuit, unplug it when its recharged and wheel it down to fast-charge their EV at an elevated 240V Level 2 charging speed. That's a few minutes of effort compared to hours wasted hunting for available public Level 2 chargers, then queuing for their turn to charge and then waiting while their EV charges. And don't forget the inflated charging prices at such public stations! Some of our test users have shared that they spend about $300 each month to charge at public stations, if and when they can find one available and working! As part of our ecosystem solution, we believe that EV adoption is also contingent on giving EV drivers peace-of-mind from range anxiety, or running out of battery charge without an EV charging station in sight. We asked the question: what if the 2 million Level 2 home EV chargers across America were available for rent like an Airbnb? But how would we know when they are available? Our Cameo adapter enables home owners with a Level 2 EV charger and parking space to become part of a network of hosted EV charging station in an "Airbnb-like" reservation network. Our Cameo device simply plugs onto the J1772 nozzle of the home charger and instantly self-connects to our cloud and be ready for owner registration of their home charger. This peer-to-peer ("P2P") EV charging service could potentially create a 2M network of reservable home Level 2 chargers which should wipe away any fear of being away from a charger. We plan to use various outreach methods such as social media and print media to reach MURB tenants with EVs and landed property owners with chargers and/or accessible power outlets. There are over 1.6M apartment buildings in America which are registered and contactable. In addition we plan to partner with EV dealerships to promote our PowerPacs and offer them as a sales option. We expect to generate future revenues from several channels. Firstly, from driver membership fees for their use of our listing and booking service of Cameo-enabled home charging stations as well as publicly listed stations. Such Cameo stations may well be favored by EV apartment tenants who wouldn't mind walking a block to leave their EV to charge overnight at a "neighbor". Within this revenue category, we expect to differentiate and price accordingly for drivers that desire access to specific chargers and access priority, which we expect to be favored by MURB tenants. Geographical coverage would also be a factor in fee pricing. Secondly, from leasing our hardware to municipalities and commercial establishments such as shopping malls. Our hardware is designed to enable the automation of the reservation of the EV charger and EV charging process, which increases a host's EV charger availability. Thirdly, the Company plans to derive sales from processing fees charged on every booking and electricity utilization transaction, and these fees may be shared with charger hosts. Our supply chain consists of manufacturing and electricity provision. We plan to outsource all manufacturing to proven contractors and that's where our relationship with Arrow Electronics will help. Arrow is a $30+ billion global contract manufacturing company that helped us design our PowerPac architecture. The cost of electricity used in the charging of EVs is subject to division between the charger host and Power Hero depending on the contractual options that are subscribed for by the host. Such options would present different combinations of revenue and cost share percentages. The EV charging industry is an emerging one and we believe that the top four companies are ChargePoint, EVgo, Wallbox, and Blink Charging. While they have different products, services, and business models, we believe they share one common goal, which is to grab as much of the high traffic public charging locations as possible. Power Hero has a different focus, which is the low-powered, personal residential market and multi-unit residential buildings (MURBs). Over 70% of the MURBs in America are over 20 years old with under-powered electrical infrastructure and thus inadequate to support EV charging. And that doesn't include the millions of existing landed homes that were built more than 10 years ago and lack the installed circuits to charge an EV. Our PowerPac is equally or even more appropriate for such residences as upgrading to 240V in their garages are prohibitive. To date we have not seen competition in our focused market segments. Further, we don't view these companies as competition per se, but rather as potential partners where we complement their product offerings.

Power Hero currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Power Hero Corp. speculative or risky:**

   1. Our future growth and success are dependent upon consumers' demand for electric vehicles in an automotive industry that is generally competitive, cyclical and volatile. Though we continue to see increased interest and adoption of electric vehicles, if the market for electric vehicles in general and in particular does not develop as we expect, develops more slowly than we expect, or if demand for electric vehicles decreases in our markets or electric vehicles compete with each other, our business, prospects, financial condition and operating results may be harmed. In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for electric vehicles could be negatively affected by numerous factors, such as: •perceptions about electric vehicle features, quality, safety, performance and cost; •perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities; •competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles; •volatility in the cost of oil, gasoline and energy; •government regulations and economic incentives and conditions; and •concerns about our future viability.
   2. The electric vehicle sector is experiencing rapid growth and technological advancement with advancements in battery technology, vehicle design, and charging infrastructure, the industry is constantly evolving. This rapid pace of change can make it challenging for standards bodies and regulators to keep up. As the EV market expands, there's an increasing need for standardized protocols and infrastructure to ensure interoperability and compatibility among different EV models and charging stations. Standardization is essential for creating a seamless experience for EV owners, enabling them to charge their vehicles at any charging station without compatibility issues. At present, the EV industry utilizes various standards for charging protocols, connector types, and communication interfaces in different continents, with different manufacturers and stakeholders adopting proprietary technologies or competing standards. Such diversity of standards create a risk of incompatibilities arising between EVs and charging stations from different manufacturers and added expense for product manufacturing.
   3. Unfavorable User and Venue Operator Adoption, and Competition. There are a number of EV charging station operators and listing services for EV charging stations that are operating today and which are substantially larger than Power Hero Corp. While our business model is predicated on

strong IP protection and improving user access convenience to electricity grid points and enabling "home" charging for all EV operators, particularly apartment residents there is no guarantee that larger competitors would not encroach on our market segments. While we also believe that our service concept of crowd-sourced reservable charging stations comprised of both hardware and software is unique and that the market opportunity for creating an EV charging network of millions of charging stations quickly is achievable there is no guarantee that users will embrace our concept or would prefer our service to those of existing charging companies. In addition, we will be relying on individual homeowners and retail establishments to participate in our network and/or install our reservable Cameo hardware on their premises and use our transportable PowerPac product there is no guarantee that such homeowners, establishments or operators will embrace our products/services.

4. Electrical Safety Regulations: Charging station companies must comply with electrical safety regulations to ensure the safe installation, operation, and maintenance of charging infrastructure. This includes adherence to standards such as the National Electrical Code (NEC) in the United States. Compliance with these regulations helps prevent electrical hazards such as electric shock, fire, and equipment malfunction. Electric vehicle batteries contain hazardous materials such as lithium-ion, nickel-metal hydride, or lead-acid, which require proper handling and disposal to prevent environmental contamination and human health risks. Charging station companies must adhere to regulations governing the handling, storage, transportation, and disposal of hazardous materials, including compliance with labeling requirements, spill prevention measures, and waste management protocols. Charging station companies are responsible for managing various types of waste generated during the installation, maintenance, and decommissioning of charging infrastructure. This includes waste such as packaging materials, electronic components, batteries, and other hazardous materials. Compliance with waste disposal regulations involves proper segregation, recycling, treatment, and disposal of waste streams in accordance with applicable laws and regulations.

5. Our business projections are only estimates. Based on Management's experience in running previous startup companies, Power Hero Corporation has assessed the personnel needs and cash needs of the Company, the potential consumers of its services, and how to address and serve such markets and the projected sales and income potentially derivable from such markets. However, there can be no assurance that the Company will meet those projections. There can be no assurance that the company will succeed or indirectly that investors will make money from their investments even if there is sufficient demand for our Power Hero EV Charging Network services and PowerPac products. In addition, there is no guarantee that we can provide such services/products at a profit, or that we will be able to offer a service/product experience better than any of our competitors, or that consumers will use our service/product.

6. Dependence on contract development and external manufacturing contractors. The Company's prudent use of funds entails minimizing fixed overhead costs by contracting individuals and third parties to undertake product development in hardware and software on a project basis. While these individuals have indicated that they are eager to join the Company as full-time employees upon adequate financing there is no guarantee that they will. In the event that such contractors do not join the Company we might not be able to meet our company growth plans. In addition, the Company also engages third party design firms which may not deliver satisfactory results on a timely manner. The Company also intends to outsource its manufacturing and focus primarily on design conceptualization and intellectual property (IP) development.

7. Intellectual Property. Although we have had success in getting 15 patents approved and issued, and proven certain functionality with many working prototypes, our patents may not provide the utility that we expect and may even be challenged or ineffective. We also have 16 additional pending patents which still need to be examined by the US Patent and Trademark Office.

8. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

9. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and

to support its business. The Company does not intend in the foreseeable future to pay any dividends to the holders of its shares of common stock.

10. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

11. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Power Hero Corp. is a relatively young company. The Company has no clients and has not begun commenced product sales. As a start-up we are continually assessing market opportunities and our business model might well change. While we believe that our technology has great utility and value in the EV industry and offers the best opportunity for success there is no guarantee that our vision of market success with its unique portfolio of products and services such as its "Airbnb-like" service of reservable home charging stations concept will succeed. In addition, while we believe that our analysis of market trends and demands for "home charging" we are alone in recognizing such consumer needs.

13. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

14. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

15. Little to No Liquidity. The securities that investors are acquiring from the Company will not be tradable on any public stock exchange. Even if we were to list on a public stock exchange via an initial public offering (IPO), investors may still be required to hold such securities for a specified number of months as dictated by securities laws and/or the associated investment banks that underwrite our IPO. Further, even after investors' securities are eligible for resale there may not be an active market for them to sell their shares.

16. Tariffs and proposed tariffs Tariffs and proposed tariffs on imported components such as semiconductors, circuit boards, or steel enclosures used in EV chargers can significantly raise production costs. This could lead to higher pricing for charging stations, reduced profit margins, and potential delays in deployment schedules. Furthermore, tariffs and proposed tariffs imposed on foreign-made EVs could reduce domestic demand for such vehicles, indirectly decreasing the utilization rates of charging infrastructure and thus negatively affecting revenue projections tied to usage-based pricing models. Additionally, retaliatory tariffs and proposed tariffs from trade partners may disrupt the company's global supply chain, especially if it relies on cross-border sourcing for specialized components. These policy-driven uncertainties can affect long-term strategic planning, capital expenditures, and inventory management. Investors should also consider the reputational and regulatory risks associated with sudden shifts in trade policies, which could prompt the company to realign operations or reallocate manufacturing—potentially impacting scalability and return on investment. Accordingly, the risk of international trade relations should be factored into any investment decision in this sector.

17. Unpaid Bonus Investors should be aware that there is a risk that the RevShare Bonus may never be paid. The bonus is contingent upon the company achieving a cumulative net revenue milestone of $2,000,000, and there is no assurance that this financial target will be met. Furthermore, even if the milestone is reached, the timing and availability of bonus payments may be affected by the company's

financial condition, cash flow, or broader business circumstances. As such, investors may experience delays or may ultimately never receive the RevShare Bonus. It is important to understand that the RevShare Bonus is not part of the securities being offered and does not grant any ownership interest or profit-sharing rights in the company. It is a separate, performance-based incentive with no guarantee of realization. Investors are strongly advised not to base their investment decision solely on the potential of receiving this bonus and should carefully review all offering materials, including detailed risk disclosures, to fully understand the nature of the investment and its associated risks.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Power Hero Corp. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Having completed several prototypes of its PowerPac EV charger product, the Company plans to begin sales in Q4'25. The Use of Proceeds are intended to cover expenditures for final stage development, regulatory certification, production of beta units for customer trials, sales & marketing, and general administration.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
Product Development	$0	$150,000
Certification & Manuacturing	$0	$200,000
Sales & Marketing	$0	$50,000
General and Administrative	$9,510	$75,500
Total Use of Proceeds	**$10,000**	**$500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Power Hero Corp. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	44,000,000	17,314,622	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options issued	773,508 option contracts have an exercise price of $0.067 and fully vest on 02/28/2025. 60,000 option contracts have an exercise price of $0.167 and fully vest on 07/31/2026. 444,000 option contracts have with multiple exercise prices and have already fully vested.	1,594,008
Options reserved for issuance		3,989,322

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company currently has SAFE securities outstanding, if those securities are converted into equity your ownership in the Company will be diluted. In addition, while the Company reserved 3,989,322 securities for future option issuance it has also issued 1,594,008 option contracts that are exercisable at different strike prices and mature at different times. If those option contracts were to get exercised your ownership in the Company would be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Power Hero Corp. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SAFE note 1
Amount Outstanding:	$160,795
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	If there is equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE preferred stock. Equity financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Convertible into preferred stock at a rate of 80% of the price per share of a qualified financing. Valuation cap: $5,000,000.
Creditor(s):	SAFE note 2
Amount Outstanding:	$171,892

Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	If there is equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE preferred stock. Equity financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Convertible into preferred stock at a rate of 90% of the price per share of a qualified financing. Valuation cap: $6,000,000.
Creditor(s):	Shareholder Liabilities
Amount Outstanding:	$295,653
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	As of December 31, 2024, and 2023, the Company has total due to shareholder liabilities relating to deferred compensation of $295,653, and $198,250, respectively. These liabilities bear a per annum interest rate of 0%. As of December 31, 2024, $253,403 is due to the CEO. The CEO represents that the amount due to him for deferred compensation will not be called until such time as the company has sufficient cash flow. The remaining balance of $43,250, due to the CMO may be called at any time and is reported as a current liability on the balance sheet.

25. **What other exempt offerings has Power Hero Corp. conducted within the past three years?**

Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$15,000
Use of Proceeds:	Operating expenses.
Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$95,519
Use of Proceeds:	Stock issued for services rendered.
Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$7,283
Use of Proceeds:	Settlement of convertible note.
Date of Offering:	2022-12-31

Date of Offering: 2023-12-31

Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $558,610

Use of Proceeds: Product Development were roughly 30% of the proceeds; Hiring & Payroll were roughly 50% of the proceeds; Intermediary Fees associated were 4.9% of the proceeds; and General & Administrative made up the rest of the funds raised.

Date of Offering: 2023-12-31

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold: $278,280

Use of Proceeds: Conversion of notes payable.

Date of Offering: 2023-12-31

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold: $92,856

Use of Proceeds: Stock issued as compensation for services rendered.

Date of Offering: 2025-02-21

Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $203,774

Use of Proceeds: Product Development were roughly 30% of the proceeds; Hiring & Payroll were roughly 50% of the proceeds; Intermediary Fees associated were 4.9% of the proceeds; and General & Administrative made up the rest of the funds raised.

Date of Offering: 2024-01-01

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold: $22,050

Use of Proceeds: Stock issued for Cash

Date of Offering: 2024-01-01

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold: $11,600

Use of Proceeds: Shares issued for services rendered.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Esmond Goei	CEO, Founder	Debt	$67,500

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Power Hero Corp. (the "Company") was incorporated on January 6, 2017, in the state of Delaware. The Company plans to operate as a provider of EV charging solutions which includes a peer-to-peer ("P2P') network and marketplace that allows users to charge electric vehicles and other mobile devices on the go. As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. As of the date of the filing of this Form C the Company is authorized to issue 44,000,000 shares of common stock and has 17,314,622 shares of common stock issued and outstanding. Esmond Goei, who is the founder and CEO, owns 34.65% of voting power on a fully diluted basis. Results of Operations: Operating expenses for the year ended December 31, 2024 increased by $59,118 to $56,113, as compared to an income $3,005 reported for the year ended December 31, 2023. Net loss for the year ended December 31, 2024 increased by $43,691 to a net loss of $540,754, as compared to a net loss of $497,063 reported for the year ended December 31, 2023. During the year ended on December 31, 2023, the Company generated a net loss from operations amounting to $500,068 and a total net loss of $497,063 as compared to the year ended December 31, 2022, in which the Company generated a net loss from operations of $292,298 and a total net loss of $299,655. The Company compensated its key executives for their services, which were accounted for as operating expenses totaling $95,519 and $92,856 for the years ended December 31, 2023, and 2022, respectively. These executives also hold shares in the Company. The compensation is deferred and will be disbursed at a later date upon the Company achieving its next financing milestone. As of December 31, 2023, and 2022, the outstanding balances for deferred compensation were $198,250 and $214,750, respectively. Liquidity and Capital Resources: The Company has not generated revenues or profits since inception, has sustained net losses of $540,754, and $497,063 for the years ended December 31, 2024, and 2023, respectively, and has incurred negative cash flows of $360,456 and $344,027 from operations for the years ended December 31, 2024, and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $2,283,269 and a working capital deficit of $454,263. In the year ended December 31, 2024, the Company raised a gross total of $203,774 by selling 203,774 shares of common stock via Regulation CF. As of December 31, 2024, and 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will convert into preferred stock. In the years ended December 31, 2023 and 2022, the Company had a series of its convertible notes (including any accrued interest) convert into 1,669,659 and 43,695 shares of common stock, at a value of $278,280 and $7,283, respectively. During 2022, the Company raised capital of $103,000 through the sale of convertible notes to existing shareholders.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Power Hero Corp. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following are transcripts of videos which will be displayed on the Portal's offering page for the Company: Video #1: Welcome to America's Next Investment. I'm Louise Halton, and in this episode, we get to look into the future of EV charging and how you, the viewer, can possibly benefit with this investment opportunity. In our hero, they're on a mission to electrify the planet and empower you with the investment opportunity of a lifetime. When we come back, we get to talk with the C-level executives where they will discuss the future of power. Hero, are you ready to plug into the future of energy and invest in the future with Power Hero? Well, stay tuned! Introducing Power Hero, the game-changer in the world of electric mobility. Old apartment buildings make up more than 70% of America's multi-unit residential buildings. They don't have enough power to provide 240-volt charging or even enough 110-volt outlets for a few EVs. No need to install new substations for just a few EV tenants. Power Hero is poised to capitalize on this explosive market growth. We will, in particular, bring personal charging to urban areas. What kind of solution did you know came up with the idea? What about charging stations you can reserve? And in 2017, we follow a first path that got proved to people that live in multi-unit dwellings like apartments. Power Hero will allow them to connect to any 110-volt circuit and have meaningful overnight charging. So, we can put power packs anywhere and with really no infrastructure. Power Pack connects to any 110v circuit and can bank power for up to 12 hours, doubling the daily accessible range from 48 M to 100 miles without expensive installations, giving 100 million Americans a meaningful solution for overnight charging. Now, whenever you drive your EV, Power Pack has your back,

drawing power all day and delivering it to you when you return. The Power Pack by Power Hero, one of our portfolio of innovative EV charging solutions, our hero has the potential of disrupting the whole infrastructure. Join me in this adventure. It'll be good for you for generations to come. Video #2: At Power Hero, we envision a world where transportation is fully powered by electricity. No noxious, harmful fumes, or noisy, rumbling engines. However, there's a huge gap between the drive to put electric vehicles on the road and the ability to power them with convenient charging solutions. Unlike gas stations, charging stations are not yet ubiquitous, resulting in long queues at existing locations, as well as hesitancy among potential EV owners due to range anxiety. Imagine being late or missing an important event because you can't find a convenient charge point! For the EV revolution to truly flourish, drivers must be able to plug in their cars at home, including apartments and other multi-unit homes, just as readily- and quickly- as they would charge their phones. Introducing Power Hero. Now EV drivers have access to fast charging options wherever and whenever they need them. Our patented technology, including Cameo, PowerPac, and mPower, use existing electrical grid infrastructure to offer personalized charging solutions. We're tapping into the abundant energy grid already available everywhere we go. Our installations are easily compatible with any 110V circuit, requiring no expensive installations or retrofitting. Also, all the charging power is connected to the cloud, ensuring convenient access and usage. Video #3: The Power Hero Cameo. Make any level-2 charger a connected, reservable, revenue-generating charging station. Patented, cellular-enabled adapter easily locks onto level-2 charter with no installation. Users can reserve a charging station and pay on the Power Hero app. Multi-tenant residences, places of business, private charger sharing. Easily manage access, reservations, and transactions. Power Hero, we make charging easy. Video #4: The EV market is growing rapidly. But many people are left in the cold with no access to overnight charging The freedom to install high-speed Level 2 chargers are a luxury for homeowners While apartment residents and urbanites struggle to find slow 120V plugs Or have to hunt electricity like gasoline Introducing the PowerPac by Power Hero A breakthrough 110V system that delivers high-speed Level 2 charging PowerPac connects to any 110VV circuit and can bank power for up to 12 hours Doubling the daily accessible range from 48 miles up to 100 miles Without expensive installations Giving 100M Americans a meaningful solution for overnight charging Now whenever you drive your EV PowerPac has your back Drawing power all day and delivering it to you when you return The PowerPac by Power Hero One of our portfolio of innovative EV charging solutions Power Hero Charge Everywhere Video #5: https://docs.google.com/document/d/1cWJHbhDLEtUDHEh8cMpeJ1XaBVsAkl20Sg07NyNF03U/edit

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation: certificateofincorporation.pdf
   Corporate Bylaws: corporatebylaws.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.powerhero.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.